Exhibit 99.2

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2 CANADA

F: +1 403.264.5973
March 5, 2015	nortonrosefulbright.com

Dear Sirs/Mesdames:

Encana Corporation

We refer to the prospectus supplement dated March 4, 2015 (the Prospectus Supplement) to the short form base shelf prospectus of Encana Corporation dated June 27, 2014, relating to the offering of 85,616,500 common shares of Encana Corporation.

We hereby consent to the references to our firm name on the second cover page of the Prospectus Supplement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement. We also consent to the references to our firm name and to use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz Inc) and Fulbright & Jaworski LLP, each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.